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                               November 7, 2023

       Salman Khan
       Chief Financial Officer
       Marathon Digital Holdings, Inc.
       101 NE Third Avenue, Suite 1200
       Fort Lauderdale, FL 33301

                                                        Re: Marathon Digital
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            File No. 001-36555

       Dear Salman Khan:

              We have reviewed your October 12, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29,
       2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 3 - Summary of Significant Accounting Policies
       Revenues from Contracts with Customers, page 69

   1. We continue to evaluate your responses to prior comments regarding your revenue recognition policy and
may have further comments.
       Form 10-Q for the Quarterly Period Ended June 30, 2023
       Notes to Condensed Consolidated Financial Statements
       Note 5 - Revenue From Contracts With Customers, page 16

   2.                                                   Your accounting policy
disclosure indicates,    Variable consideration is included in the
                                                        transaction price only
to the extent that it is probable that a significant reversal in the
 Salman Khan
Marathon Digital Holdings, Inc.
November 7, 2023
Page 2
         amount of cumulative revenue recognized will not occur       Please
revise to clarify that
         the constraint is based on cumulative revenue under the accounting contract, rather than implying it is based on cumulative revenue earned from a customer.
3. In the last paragraph on page 17, you indicate that when you provide bitcoin transaction verification services as the operator and a participant in a private pool, it is included as
            Operator    revenue. Please tell us why it is necessary to also
refer to when you are a
         participant in a private pool considering that the mining pool is Company-operated and this intercompany activity would be eliminated.
4. In the last paragraph on page 17, you state that you provide computing power to collectives of third-party bitcoin miners as a participant. Please clarify how you define computing power. In this regard, consider revising your accounting policy to define the performance obligation as a service to perform hash calculations for the pool operator. Please revise your disclosure to use consistent terms to describe this performance obligation.
5. For Operator revenue, please revise to describe the components of the consideration received. That is, explain the nature of block rewards and transactions fees.
6. For Participant contracts, please revise to provide a more complete description of the payout formulas by identifying the formula inputs that create variability for each type of compensation.
7. For Participant contracts, you indicate that a new contract is determined to exist each period that neither the Company, nor the pool operator, terminates the arrangement.
         Considering that the termination provisions are similar to a renewal option, revise to disclose, if true, that such renewal option is not a material right because either the pricing in the renewal periods is the exact same as the pricing in the initial contract and there are no upfront or incremental fees in the initial contract or the terms, conditions, and compensation amounts for the renewal options are at then market rates.
Part II - Other Information
Legal Proceedings
Ho v. Marathon, page 47

8. In response to prior comment 7, you refer to the heading for the notes to condensed consolidated financial statements indicating that dollars in the document are in
FirstName LastNameSalman Khan
       thousands. We note no such reference regarding the dollar amounts in
Part II of your
Comapany    NameMarathon
       filing.                Digital
               Please revise to ensureHoldings, Inc. the short citation is applicable throughout your you disclose
       filing.
November    7, 2023 Page 2
FirstName LastName
 Salman Khan
FirstName LastNameSalman    Khan
Marathon Digital Holdings, Inc.
Comapany 7,
November  NameMarathon
             2023         Digital Holdings, Inc.
November
Page 3    7, 2023 Page 3
FirstName LastName
       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Larry Spirgel at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Jolie Kahn